Composition of the Board of Directors

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that the Extraordinary Shareholders’ Meeting held today decided the composition of the Board of Directors:

Representatives from the Government of Colombia:

•	Minister of Finance and Public Credit (currently Mr. Mauricio Cardenas)
•	Minister of Mines and Energy (currently Mr. Amilkar Acosta)
•	Director of the National Planning Department (currently Ms. Tatyana Orozco)

Independent representatives:

•	Jorge Gabino Pinzón Sánchez
•	Joaquín Moreno Uribe
•	Luis Fernando Ramírez Acuña
•	Gonzalo Restrepo López
•	Horacio Ferreira Rueda (representative from the hydrocarbons producing provinces)

•	Roberto Steiner Sampedro (representative from the minority shareholders)

Bogota D.C., January 23, 2014

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co